

News Release

**B2Gold Reports Continued Strong Gold Production for Q2 2022 with
Total Gold Production of 223,623 oz, In Line with Budget;
On Track to Meet Annual Guidance of 990,000 to 1,050,000 oz of Total Gold Production**

Vancouver, July 14, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its gold production and gold revenue for the second quarter and first half of 2022. All dollar figures are in United States dollars unless otherwise indicated.

2022 Second Quarter and First Half Highlights

- Total gold production in the second quarter of 2022 of 223,623 ounces (including 14,765 ounces of attributable production from Calibre Mining Corp. ("Calibre")), slightly above budget by 1% (2,154 ounces), and consolidated gold production of 208,858 ounces from the Company's three operating mines, in line with budget
- Consolidated gold revenue in the second quarter of 2022 of $382 million on sales of 205,300 ounces at an average realized gold price of $1,861 per ounce
- Fekola's mill throughput in the second quarter of 2022 was a quarterly record of 2.42 million tonnes, 8% above budget and 6% higher than the second quarter of 2021
- On July 3, 2022, the Economic Community of West African States ("ECOWAS") removed the economic, financial and diplomatic sanctions imposed on Mali earlier in 2022 following the interim Malian Government's announcement of a two-year transition to presidential elections and the promulgation of a new electoral law. As a result, Mali's borders with its neighbours are now open to normal commercial traffic and ordinary supply routes are once again available
- Total gold production in the first half of 2022 of 432,988 ounces (including 27,657 ounces of attributable production from Calibre), above budget by 3% (11,914 ounces), and consolidated gold production of 405,331 ounces from the Company's three operating mines, above budget by 2% (7,383 ounces)
- Consolidated gold revenue in the first half of 2022 of $748 million on sales of 400,400 ounces at an average realized gold price of $1,867 per ounce
- For full-year 2022, B2Gold remains well positioned for continued strong operational and financial performance and remains on track to achieve its total gold production guidance of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs forecast to be between $620 - $660 per ounce *(see "Non-IFRS*

Measures") and total consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* forecast to be between $1,010 - $1,050 per ounce

- The Company remains in a strong net positive cash position and paid a second quarter dividend of $0.04 per common share (annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector
- The Company recently announced the acquisition of Oklo Resources Limited, which will provide B2Gold with an additional landholding of 1,405 km^2 covering highly prospective greenstone belts in Mali, including Oklo's flagship Dandoko project (550 km^2), located approximately 25 kilometres from each of the Fekola Mine and the Anaconda area. The transaction is expected to be completed in early September 2022

Gold Production

Total gold production in the second quarter of 2022 was 223,623 ounces (including 14,765 ounces of attributable production from Calibre), slightly above budget by 1% (2,154 ounces), and consolidated gold production from the Company's three operating mines was 208,858 ounces, in line with budget (see "Operations" section below). Compared to the second quarter of 2021, total consolidated gold production was higher by 6% (12,011 ounces), mainly due to record quarterly mill throughput achieved at the Fekola Mine in the second quarter of 2022. In addition, processed grade was higher at the Otjikoto Mine in the second quarter of 2022, due to significant waste stripping operations at both the Wolfshag and Otjikoto pits in the first half of 2021. Consolidated gold production from the Company's three operating mines is expected to be significantly weighted to the second half of 2022 primarily due to the timing of higher-grade ore mining.

For the first half of 2022, total gold production was 432,988 ounces (including 27,657 ounces of attributable production from Calibre), above budget by 3% (11,914 ounces), and comparable with the first half of 2021. Consolidated gold production from the Company's three operating mines was 405,331 ounces in the first half of 2022, above budget by 2% (7,383 ounces) and 1% (2,308 ounces) higher compared to the second half of 2021.

The Company is currently compiling its consolidated cash operating costs and consolidated AISC results for the second quarter of 2022, which will be released along with its second quarter of 2022 financial results after the North American markets close on Wednesday, August 3, 2022.

For full-year 2022, B2Gold remains well positioned for continued strong operational and financial performance and remains on track to achieve its total gold production guidance of between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre), with total consolidated cash operating costs forecast to be between $620 and $660 per ounce and total consolidated AISC forecast to be between $1,010 and $1,050 per ounce. Due to the timing of high-grade ore mining, consolidated gold production from the Company's three operating mines is expected to increase significantly to between 560,000 and 590,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $760 and $800 per ounce in the first half of 2022, before significantly improving to between $490 and $530 per ounce during the second half of 2022. In addition, consolidated AISC are expected to be

between $1,250 and $1,290 per ounce in the first half of 2022 before significantly improving to between $820 and $860 per ounce during the second half of 2022.

Gold Revenue

For the second quarter of 2022, consolidated gold revenue was $382 million on sales of 205,300 ounces at an average realized gold price of $1,861 per ounce, compared to $363 million on sales of 200,071 ounces at an average realized gold price of $1,814 per ounce in the second quarter of 2021. The increase in gold revenue of 5% ($19 million) was attributable to a 2.5% increase in the average realized gold price and a 2.5% increase in gold ounces sold.

For the first half of 2022, consolidated gold revenue was $748 million on sales of 400,400 ounces at an average price of $1,867 per ounce compared to $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce in the first half of 2021. The increase in gold revenue of 3% ($23 million) was attributable to a 4% increase in the average realized gold price, partially offset by a 1% decrease in gold ounces sold.

Operations

Mine-by-mine gold production in the second quarter and first half of 2022 (including the Company's estimated 25% attributable share of Calibre's production) was as follows:

Mine	Q2 2022 Gold Production (ounces)	First-Half 2022 Gold Production (ounces)	Revised Full-year 2022 Forecast Gold Production (ounces)
Fekola	123,066	224,714	570,000 - 600,000
Masbate	54,375	114,139	215,000 - 225,000
Otjikoto	31,417	66,478	165,000 - 175,000
B2Gold Consolidated [1]	**208,858**	**405,331**	**950,000 – 1,000,000**
Equity interest in Calibre [2]	**14,765**	**27,657**	**40,000 - 50,000**
Total	**223,623**	**432,988**	**990,000 – 1,050,000**

(1) "B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).

(2) "Equity interest in Calibre" - represents the Company's approximate 25% indirect share of Calibre's operations. B2Gold applies the equity method of accounting for its 25% ownership interest in Calibre.

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2022, producing 123,066 ounces of gold, in line with budget. In the second quarter of 2022, Fekola's processing facilities achieved record quarterly throughput of 2.42 million tonnes, 8% above budget and 6% higher than the second quarter of 2021, due to favourable ore characteristics and continuous optimization of the grinding circuit. The higher than budgeted mill throughput in the second quarter of 2022 was mainly offset by lower than budgeted mill feed grade (6%), as Fekola's low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. Compared to the second quarter of 2021, gold production was higher by 8% (9,455 ounces), mainly due to higher mill throughput. Fekola's gold production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher-grade portion of Phase 6 of the Fekola Pit.

For the second quarter of 2022, mill feed grade was 1.71 grams per tonne ("g/t") compared to budget of 1.81 g/t and 1.65 g/t in the second quarter of 2021; mill throughput was 2.42 million tonnes compared to budget of 2.24 million tonnes and 2.29 million tonnes in the second quarter of 2021; and gold recovery averaged 92.4% compared to budget of 94.4% and 93.2% in the second quarter of 2021. In the second quarter of 2022, as noted above, the higher than budgeted mill throughput (8%) was mainly offset by lower than budgeted mill feed grade (6%), as Fekola's low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. In addition, in the second quarter of 2022, low availability of lime led to reduced gold recoveries, however, all reagents are now available without constraint and operations continue normally.

For the first half of 2022, the Fekola Mine produced 224,714 ounces of gold, slightly above budget (901 ounces) and, as expected, lower by 6% (13,985 ounces) compared to the first half of 2021 mainly due to planned significant waste stripping and lower mined ore tonnage as Phase 6 of the Fekola Pit was developed in the first half of 2022.

The Company welcomes the recent announcement by ECOWAS of the removal on July 3, 2022 of the economic, financial and diplomatic sanctions imposed on Mali in January 2022. The sanctions were removed by ECOWAS after the interim Malian Government announced a two-year transition to presidential elections and promulgated a new electoral law. Mali's borders with its neighbouring countries have now re-opened to normal commercial traffic and ordinary supply routes are available. Throughout the period of the sanctions, the Fekola Mine continued to operate normally and meet its production targets while maintaining a good working relationship with the interim Government.

The low-cost Fekola Mine is expected to produce between 570,000 and 600,000 ounces of gold in 2022 at cash operating costs of between $510 and $550 per ounce and AISC of between $840 and $880 per ounce. Fekola's gold production is expected to significantly increase to between 350,000 and 370,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of pre-stripping, Fekola's cash operating costs are expected to be between $720 and $760 per ounce in the first half of 2022, before significantly improving to between $380 and $420 per ounce during the second half of 2022. In addition, Fekola's AISC are expected to be between $1,140 and $1,180 per ounce in the first half of 2022, before significantly improving to between $660 and $700 per ounce during the second half of 2022.

Masbate Gold Mine – The Philippines

The Masbate Mine in the Philippines continued its strong operational performance with second quarter 2022 gold production of 54,375 ounces, above budget by 2% (995 ounces), as processed tonnage (6% above budget) more than offset lower than budgeted processed grade (4%). Compared to the second quarter of 2021, gold production was lower by 4% (2,503 ounces) due to higher grade and recoveries in the second quarter of 2021.

For the second quarter of 2022, mill feed grade was 1.09 g/t compared to budget of 1.13 g/t and 1.17 g/t in the second quarter of 2021; mill throughput was 1.99 million tonnes compared to budget of 1.88 million tonnes and 1.86 million tonnes in the second quarter of 2021; and gold recovery averaged 78.4% compared to budget of 78.2% and 81.5% in the second quarter of 2021. In the second quarter of 2022, higher than budgeted mill throughput (6%) resulted from the continuous optimization of the grinding circuit whereas the lower than budgeted processed grade (4%) resulted from lower than budgeted mined grades at the bottom of the Montana Pit, where mining is expected to be completed by the end of July 2022. Processed grade was higher in the second quarter of 2021 (compared to the second quarter of 2022) due to mining of higher-grade zones of the Main Vein and Montana pits in the second quarter of 2021. Gold recoveries for processed ore were also higher in the second quarter of 2021 (compared to the second quarter of 2022) as mill recoveries outperformed Masbate's modelled mine plan recoveries in the second quarter of 2021.

For the first half of 2022, Masbate Mine's gold production of 114,139 ounces was well above budget by 6% (6,706 ounces) as a result of higher than budgeted mill throughput, and comparable to the first half of 2021.

In light of the Masbate Mine's positive production performance to date in 2022, it is now expected to produce between 215,000 and 225,000 ounces of gold in 2022 (original guidance range was between 205,000 and 215,000 ounces of gold), with cash operating costs of between $740 and $780 per ounce and AISC of between $1,070 and $1,110 per ounce. Masbate's gold production is scheduled to be relatively consistent throughout 2022.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia produced 31,417 ounces of gold in the second quarter of 2022, 2,027 ounces (6%) below budget. The lower than budgeted gold production in the second quarter of 2022 was due to a slower than planned ramp-up in development of the Wolfshag Underground mine, resulting in lower than budgeted mined grade. The Company recently appointed a new underground mining contractor and development rates in the Wolfshag Underground mine have recovered, with development ore now expected in the third quarter of 2022 and stope ore production commencing in the fourth quarter of 2022. As a result of this change in ore production timing, the 2022 annual production guidance range for Otjikoto has been revised to between 165,000 and 175,000 ounces of gold (original guidance range was between 175,000 and 185,000 ounces of gold). As expected, compared to the second quarter of 2021, gold production was higher by 17% (4,526 ounces) due to significant waste stripping operations at both the Wolfshag and Otjikoto pits in the first half of 2021.

For the second quarter of 2022, mill feed grade was 1.17 g/t compared to budget of 1.25 g/t and 0.99 g/t in the second quarter of 2021; mill throughput was 0.85 million tonnes compared to budget of 0.85 million tonnes and 0.86 million tonnes in the second quarter of 2021; and gold recovery averaged 98.4% compared to budget of 98.0% and 97.8% in the second quarter of 2021. As noted above, processed grade was lower than budget in the second quarter of 2022 due to delays in the development of the Wolfshag Underground mine and higher compared to the second quarter of 2021 due to significant waste stripping at both the Wolfshag and Otjikoto pits in the first half of 2021.

For the first half of 2022, the Otjikoto Mine produced 66,478 ounces of gold, in line with budget and 33% (16,545 ounces) higher than the first half of 2021.

The Otjikoto Mine is now expected to produce between 165,000 and 175,000 ounces of gold in 2022, with cash operating costs of between $740 and $780 per ounce and AISC of between $1,120 and $1,160 per ounce. For the second half of 2022, Otjikoto's gold production is expected to increase significantly to between 100,000 and 105,000 ounces. Based mainly on the weighting of the planned production and timing of pre-stripping, Otjikoto's cash operating costs are expected to be between $960 and $1,000 per ounce in the first half of 2022, before significantly improving to between $620 and $660 per ounce during the second half of 2022. In addition, Otjikoto's AISC are expected to be between $1,460 and $1,500 per ounce in the first half of 2022, before significantly improving to between $930 and $970 per ounce during the second half of 2022.

Outlook

The Company is pleased with its second quarter and first half of 2022 production results as outlined in this news release. Based on a strong first half, the Company is on track to meet its annual gold production guidance for 2022 of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs of between $620 - $660 per ounce and total consolidated AISC of between $1,010 - $1,050 per ounce. The Company is currently compiling its consolidated cash operating costs and consolidated AISC results for the second quarter of 2022, which will be released along with its second quarter of 2022 financial results after the North American markets close on Wednesday, August 3, 2022.

The Company is continuing with a $33 million program for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate for the Anaconda area released in March 2022 and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material to be trucked to and fed into the Fekola mill. Subject to obtaining all necessary permits and completion of a final development plan, the trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. The plan to truck the selective higher grade saprolite material is not included in the Company's 2022 production guidance and the Anaconda area Mineral Resources have not been included in the current Fekola life of mine plan. Based on the updated Mineral Resource estimate and the 2022 exploration drilling results, the Company is completing a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase

II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Second Quarter 2022 Financial Results - Conference Call Details

B2Gold will release its second quarter 2022 financial results after the North American markets close on Wednesday, August 3, 2022.

B2Gold executives will host a conference call to discuss the results on Thursday, August 4, 2022, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 / +1 (416) 764-8659 (Vancouver/Toronto) or toll free at +1 (888) 664-6392 prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or toll free at +1 (888) 390-0541 (passcode 652410 #).

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Randall Chatwin   Cherry De Geer
Senior Vice President, Legal &   Director, Corporate Communications
Corporate Communications   604-681-8371
604-681-8371   cdegeer@b2gold.com
rchatwin@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $625 million in 2022 which are expected to be significantly weighted to the second half of 2022; remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and AISC of between $1,010 and $1,050 per ounce; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola's annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in late 2022; the timing and results of a Phase II study for the Anaconda area to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in the fourth quarter of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre's production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including

potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS,

and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.